EX 99.28(m)(1)(iv)

Amendment to
JNL Strategic Income Fund LLC Rule 12b-1 Plan

This Amendment is made by JNL Strategic Income Fund LLC, a Delaware limited liability company (“Company”) to its Rule 12b-1 Plan (“Plan”).

Whereas, the Plan was adopted on October 15, 2012, and amended from time to time by the Company on behalf of the series of shares (the “Fund”) listed on Schedule A to the Plan, in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended.

Whereas, pursuant to this Amendment, the Company is amending the first paragraph of (b), under Section 1, “Authorized Distribution and/or Service 12b-1 Fees,” in order to amend the period for which distribution and related services expenses shall be calculated and paid (sub-sections (i) through (vi), under (b), shall remain unchanged).

Now Therefore, the Company hereby amends the Plan as follows:

Delete the first paragraph of (b), under Section 1, in its entirety, and replace it with the following:

(b)          The Fund shall reimburse the Distributor for distribution and related additional service expenses incurred in promoting the sale of the Fund’s Class A Shares at a rate of up to the rate per annum of the average daily net assets attributable to the Class A Shares, as shown on Schedule A hereto. The Fund’s Class A Shares shall bear exclusively its own costs of such reimbursements. Such distribution and related service expenses shall be calculated and accrued daily and paid within forty-five (45) days at the end of each month. In no event shall such payments exceed the Distributor’s actual distribution and related service expenses for that fiscal year. The Distributor shall use such payments to reimburse itself for providing distribution and related additional services of the type contemplated herein and reviewed from time to time by the Board of Managers, or for compensating Recipients for providing or assisting in providing such distribution and related services. The types of distribution and related additional service activities that may be reimbursed pursuant to this Plan, include, but are not limited to, the following:

In Witness Whereof, the Company has caused this Amendment to be executed as December 2, 2016, effective as of October 1, 2016.

JNL Strategic Income Fund LLC

By:	/s/ Kristen K. Leeman
Name:	Kristen K. Leeman
Title:	Assistant Secretary